Exhibit 4.1

AMENDMENT TO RIGHTS AGREEMENT

AMENDMENT TO RIGHTS AGREEMENT (this “Amendment”) dated as of the 4th day of April, 2008, between HKN, Inc. (f/k/a Harken Energy Corporation), a Delaware corporation (the “Company”), and American Stock Transfer and Trust Company (successor to Mellon Investor Services LLC, a New Jersey limited liability company (formerly known as ChaseMellon Shareholder Services L.L.C.)), as Rights Agent (the “Rights Agent”).

RECITALS

1.             The Company and the Rights Agent have previously entered into that certain Rights Agreement, dated as of April 6, 1998 (the “Agreement”).

2.             Section 27 (Supplements and Amendments) of the Agreement provides, in part, that, as long as the Rights are redeemable, the Agreement may be supplemented or amended, without the approval of any holders of Rights, to shorten or lengthen any time period thereunder.

3.             The Company desires to amend the Agreement to extend the Final Expiration Date (as defined therein).

AGREEMENT

                Section 1.               Amendment.  Section 7(a) shall be amended to read hereinafter as follows:

                                “(a)         Except as otherwise provided herein, the Rights shall become exercisable on the Distribution Date, and thereafter the registered holder of any Right Certificate may, subject to Section 11(a)(ii) hereof and except as otherwise provided herein, exercise the Rights evidenced thereby in whole or in part upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the office or agency of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price with respect to the total number of one one-thousandths of a share of Preferred Stock (or other securities, cash or other assets, as the case may be) as to which the Rights are exercised, at any time which is both after the Distribution Date and prior to the time (the “Expiration Date”) that is the earliest of (i) the Close of Business on April 6, 2018 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the “Redemption Date”) or (iii) the time at which such Rights are exchanged as provided in Section 24 hereof.”

                Section 2.               Governing Law.  This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.

                Section 3.               Counterparts.  This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

                IN WITNESS WHEREOF, the parties hereto have caused this Amendment to Rights Agreement to be duly executed as of the day and year first above written.

HKN, INC.

By:	/s/ ANNA M. WILLIAMS
Anna M. Williams
Senior Vice President-Finance and
Chief Financial Officer

AMERICAN STOCK TRANSFER AND
TRUST COMPANY, as Rights Agent

By:	/s/ JOSEPH F. WOLF
	Name:	Joseph F. Wolf
	Its:	Vice President